Exhibit 21.1

SUBSIDIARIES OF ACETO CORPORATION

Subsidiary	State or other jurisdiction of corporation or organization

Acci Realty Corp.	New York
Aceto Agricultural Chemicals Corp. S.R.F.A. LLC UPI-Aceto LLC	New York New York Delaware
Aceto Industrial Chemical Corp.	New York
Arsynco, Inc.	New Jersey
Larlabs Corp	New York
Roehr Chemicals, Inc.	New York
CDC Products Corp.	New York
Aceto Sanitary Supply Corp.	New York
Aceto Pharma Corp.	Delaware
Aceto Holding GmbH	Germany
Aceto Pharna GmbH	Germany
Aceto Finechem GmbH	Germany
Pharma Waldhof GmbH	Germany
Aceto Luxembourg S.a.r.L.	Luxembourg
Aceto (Holding) B.V.	The Netherlands
Aceto B.V.	The Netherlands
Aceto France S.A.S	France
Aceto Ltd.	Bermuda
Aceto Pharma India Pvt. Ltd.	India
Aceto Pte Ltd.	Singapore
Aceto (Hong Kong) Ltd.	Hong Kong
Aceto (Shanghai) Ltd.	China
Aceto Pharmaceutical (Shanghai) Ltd.	China
Aceto Agricultural Chemical Corporation Limited	United Kingdom
Aceto Japan, Inc.	Japan